UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For July 20, 2026

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony”)

Harmony reports tragic loss of life at TauTona service shaft

Johannesburg, Monday, 20 July 2026. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) regrets to report that an employee tragically lost her life following an incident at the TauTona service shaft, near Carletonville, on Sunday, 19 July 2026.

The Department of Mineral and Petroleum Resources (DMPR) and other relevant stakeholders have been notified. Management is providing support to the employee’s family and colleagues during this difficult time.

“We are deeply saddened by the loss of our colleague and extend our heartfelt condolences to her family, friends and colleagues. We are working with the DMPR and other stakeholders to understand what happened, ensure that lessons are learned and urgently applied, and strengthen our efforts to prevent such incidents from ever happening again,” said Beyers Nel, Chief Executive Officer of Harmony.
Ends.

For more details contact:

Chipo Morapedi-Mrara
Head of Communications
+27 (0)60 571 0797

Jared Coetzer
Head of Investor Relations
+27 (0)82 746 4120

Mashego Mashego
Executive Director
+27 (0)82 767 1072

20 July 2026

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: July 20, 2026	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director